CARBIZ INC.
7405 North Tamiami Trail
Sarasota, Florida 34243

January 14, 2008

FILED VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Carbiz, Inc.
Request to Withdraw Registration Statement on Form F-3
Filed December 27, 2007
File No. 333-148365

Ladies and Gentlemen:

          Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Carbiz Inc. (the “Company”) hereby requests the withdrawal of its registration statement on Form F-3, which was filed on December 27, 2007 (Registration No. 333-148365) (the “Registration Statement”). No securities were sold under the Registration Statement.

          The Company is withdrawing the Registration Statement because it inadvertently filed the Registration Statement as an original filing with the Securities and Exchange Commission, instead of correctly filing it as a pre-effective amendment to the Company’s registration statement on Form SB-2 originally filed on April 16, 2007, as amended, SEC File No. 333-142142 (the “Form SB-2”).

          The Company will correctly re-file the Registration Statement immediately upon approval from the Securities and Exchange Commission. The re-filed version of the Registration Statement will be substantially in the form as filed on December 27, 2007 with minor changes reflecting its correct status as a pre-effective amendment to the Form SB-2.

Very truly yours,

CARBIZ INC.

By: /s/ Carl Ritter
       Carl Ritter
        Chief Executive Officer